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                                                                 EXHIBIT (a)(6)

           LCS INDUSTRIES, INC. AGREES TO BE ACQUIRED BY CUSTOMERONE
                              HOLDING CORPORATION

DECEMBER 17, 1998

CustomerONE Holding Corporation today announced that it has entered into a definitive merger agreement with LCS Industries, Inc. (Nasdaq: LCSI) pursuant to which CustomerONE will acquire all of the outstanding shares of LCS common stock at a price of $17.50 per share in cash, representing an aggregate transaction value of approximately $97.25 million.

Pursuant to the merger agreement, CustomerONE will make a cash tender offer for all of the outstanding shares of LCS common stock. The tender offer will commence as soon as possible. Consummation of the tender offer is subject to U.S. antitrust regulatory clearance and other customary closing conditions.

The Board of Directors of LCS has unanimously approved the acquisition and has recommended that LCS stockholders accept the tender offer and approve and adopt the merger agreement.

LCS Industries, Inc., headquartered in Clifton, New Jersey, is a leading provider of outsourced services for direct marketing companies in the United States. LCS specializes in catalog fulfillment, list marketing and computer services.

Headquartered in Buffalo, New York, CustomerONE is an outsourced customer service provider. CustomerONE is a subsidiary of Onex Corporation, a diversified company with 1997 consolidated revenues of $11 billion, consolidated assets of $6.4 billion and 43,000 employees. Onex was ranked the 9th largest company in Canada in 1997. It operates through autonomous subsidiaries that are leaders in their industries. They include LSG Sky Chefs, Celestica Inc., Lantic Sugar Limited, Dura Automotive Systems, Inc., Tower Automotive, Inc., SOFTBANK Services Group, North Direct Response Inc., Phoenix Pictures Inc. and Vencap, Inc. Onex shares trade on the Toronto and Montreal exchanges under the stock symbol OCX.

FOR FURTHER INFORMATION: JOANNE BILTEKOFF; (716) 871-6400